

March 29, 2011

Via E-mail
Arthur Wang
Chief Executive Officer
Gigamedia Limited
8th Floor
207 Tiding Boulevard, Section 2
Taipei 114, Taiwan, R.O.C

> **Re: Gigamedia Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **Form 6-K filed January 28, 2011**
> **File no. 000-30540**

Dear Mr. Wang:

We have reviewed your letter dated February 22, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to the comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 7, 2011.

Form 6-K filed January 28, 2011

1.   We note from your response to prior comment 2, management was optimistic that the legal disputes would be resolved in the fourth quarter of 2010, or early in fiscal 2011, in a manner favorable to the company. Tell us why the company believed the dispute would be resolved so quickly and what changed such that management now believes the resolution will take longer. Also, tell us whether management continues to believe the dispute will be resolved in your favor. In addition, tell us whether you have finalized your impairment analysis as of December 31, 2010 and if so, tell us whether you recorded an impairment charge in the fourth quarter of fiscal 2010. Also, provide us the details to your December 2010 impairment analysis and tell us what changed from the September analysis to the December analysis that resulted in the company recording an impairment charge, if any.

Arthur M. Wang
Gigamedia Limited
March 29, 2011
Page 2

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief